KongZhong Corporation Announces Board and Management Changes

Beijing, China, July 20, 2009 - KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced that the Company’s Board of Directors has elected Mr. Charles Xue to the Board, effective July 20, 2009. Mr. Xue will serve as an Independent Director and on the Audit, Compensation and Nomination Committees of the Board.   Mr. Xue replaces Mr. Xiaolong Li, who resigned from the Board on July 20, 2009 for personal reasons.  Mr. Xue will serve the remainder of Mr. Li’s term, which ends in 2011.

Mr. Xue was the original founder of UT Starcom, a global leader and a Nasdaq listed company in the manufacture, integration and support of Internet protocol-based, end-to-end networking and telecommunications solutions, and served as its chairman and vice chairman from 1991 to 2001.  Previously, Mr. Xue was the original founder and director of ChinaEdu Corporation, a leading educational service provider in China and Nasdaq listed company.

Commenting on Mr. Xue’s appointment, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, “Charles’ appointment is a wonderful addition to our Board.  We believe that his acute business insight will be of great value to the Company.  We look forward to working closely with him.”

In addition, Mr. Nick Yang, one of the co-founders of the Company, has informed the Board of his decision to resign from his President and Chief Technology Officer positions at the Company, effective July 31, 2009.  Mr. Yang will continue to serve as a non-executive Director and the Vice Chairman of the Board.

Regarding Mr. Yang's resignation, Leilei Wang, said, “I truly appreciate all the contributions Nick has made to the Company since its founding and look forward to his continued support and partnership at the board level as Vice Chairman.”

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), Java™, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, Java™ games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, our ability to attract and retain qualified management personnel; the effects of our leadership transition; continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com